Exhibit 99.1

Condensed Interim Consolidated Financial Statements of

Western Wind Energy Corp.

September 30, 2012

(Unaudited)

Western Wind Energy Corp.
September 30, 2012

Table of Contents

Condensed interim consolidated balance sheets	1
Condensed interim consolidated statements of operations and comprehensive income (loss)	2
Condensed interim consolidated statements of cash flows	3
Condensed interim consolidated statements of shareholders’ equity and comprehensive income (loss) and warrants	4-5
Notes to the condensed interim consolidated financial statements	6-23

Western Wind Energy Corp.
Condensed interim consolidated balance sheets
As at September 30, 2012 and December 31, 2011
(U.S. dollars)
(Unaudited)

	September 30,	December 31,
	2012	2011
	$	$

Assets
Current assets
Cash (Note 22)	567,774	429,583
Restricted cash (Note 3)	12,220,397	21,152,225
Accounts receivable	1,884,461	549,558
Refundable tax credits	106,703	107,199
Prepaid expenses (Note 4)	3,305,604	4,388,572
Deposits (Note 5)	752,470	89,587
	18,837,409	26,716,724

Restricted cash (Note 3)	29,134,961	25,863,450
Prepaid expenses (Note 4)	2,702,272	2,860,000
Deposits (Note 5)	774,699	745,817
Inventory	1,929,346	691,655
Deferred charges (Note 6)	26,521	884,586
Power project development and construction costs (Note 7)	21,749,711	275,102,027
Property and equipment (Note 8)	308,521,904	47,428,356
Intangible assets (Note 9)	980,765	350,317
Goodwill (Note 9)	3,694,998	3,694,998
Deferred income tax assets	30,502,609	11,586,789
	418,855,195	395,924,719

Liabilities
Current liabilities
Accounts payable	6,033,103	17,255,192
Accrued liabilities (Note 10)	3,622,272	6,906,900
Accrued interest liabilities (Note 11)	6,546,184	1,408,935
Deferred income (Note 16)	4,558,822	466,219
Loans payable (Note 12)	40,486,916	103,160,985
	61,247,297	129,198,231
Deferred income (Note 16)	81,985,441	8,732,667
Loans payable (Note 12)	210,465,992	214,788,140
Interest rate swap contracts (Note 13)	2,379,943	2,046,708
Asset retirement obligations	1,756,586	1,366,703
Warrants (Note 14)	3,218,391	5,664,412
	361,053,650	361,796,861

Shareholder's Equity
Share capital (Note 15)	75,114,542	58,265,706
Additional paid in capital	8,667,790	11,621,019
	83,782,332	69,886,725

Accumulated other comprehensive loss	(3,071,788)	(2,595,237)
Accumulated deficit	(22,908,999)	(33,163,630)
	(25,980,787)	(35,758,867)
	57,801,545	34,127,858
	418,855,195	395,924,719

Commitments (Note 18)
Subsequent events (Note 22)
Contingencies (Note 23)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the condensed interim consolidated financial statements.	Page 1

Western Wind Energy Corp.
Condensed interim consolidated statements of operations and comprehensive income (loss)
Three and nine months ended September 30, 2012 and 2011
(U.S. dollars, except share amounts)
(Unaudited)

	Three months ended		Nine months ended
		September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$

Revenues
Operating	8,353,723	747,281	27,641,941	2,305,843

Expenses
Operating	3,168,948	513,106	6,824,088	1,262,840
General and administration (i)	5,650,645	1,172,684	8,117,239	3,291,135
Project development (i)	368,765	648,252	1,417,162	1,602,426
Depreciation and amortization	3,126,717	264,684	7,465,859	737,331
Interest expense	5,914,648	3,661	13,795,264	246,182
Foreign exchange (gain) loss	(20,470)	139,627	(26,248)	311,849
	18,209,253	2,742,014	37,593,364	7,451,763

Operating Loss	(9,855,530)	(1,994,733)	(9,951,423)	(5,145,920)

Other Income (Expenses)
Other income	971,937	-	1,320,232	-
Interest income	2,465	2,952	8,068	16,226
Mark-to-market gain (loss) on Canadian dollar denominated warrants	(1,541,509)	438,277	14,099	1,441,546
	(567,107)	441,229	1,342,399	1,457,772

Loss before income taxes	(10,422,637)	(1,553,504)	(8,609,024)	(3,688,148)
Current income tax (expense)	(49,404)	(87,255)	(52,165)	(87,255)
Deferred income tax (expense) recovery	18,996,059	59,149	18,915,820	560,728
Net earnings (loss)	8,524,018	(1,581,610)	10,254,631	(3,214,675)

Other items of comprehensive income (loss):
Currency translation adjustment of foreign operations	(164,353)	(206,561)	(141,498)	(313,604)
Change in fair value of interest rate swaps	(39,607)	(935,341)	(335,053)	(1,366,396)
Comprehensive income (loss)	8,320,058	(2,723,512)	9,778,080	(4,894,675)

Earnings (loss) per share (Note 15(e))
Basic	0.13	(0.03)	0.16	(0.06)
Diluted	0.13	(0.03)	0.16	(0.06)

Weighted average number of common shares outstanding
Basic	65,745,516	59,850,396	63,519,756	58,180,213
Diluted	67,163,980	59,850,396	64,709,148	58,180,213

(i)

Included in general and administration and project development costs are amounts related to stock-based compensation totaling $811,414 (2011 - $1,320,379) for the nine months ended September 30, 2012, and $25,337 (2011 - $444,110) for the three months ended September 30, 2012.

See accompanying notes to the condensed interim consolidated financial statements.	Page 2

Western Wind Energy Corp.
Condensed interim consolidated statements of cash flows
Three and nine months ended September 30, 2012 and 2011
(U.S. dollars)
(Unaudited)

	Three months ended		Nine months ended
		September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$

Operating Activities
Net earnings (loss)	8,524,018	(1,581,610)	10,254,631	(3,214,675)
Items not involving cash
Depreciation and amortization	3,126,717	264,684	7,465,859	737,331
Asset retirement obligation accretion	29,577	1,862	74,361	5,586
Swap ineffectiveness	21,569	1,832	(1,817)	1,832
Stock-based compensation expense	25,337	444,110	811,414	1,320,379
Deferred income taxes	(18,996,059)	28,106	(18,915,820)	(473,473)
Other income	(932,094)	139,627	(1,165,204)	311,849
Mark-to-market gain (loss) on Canadian dollar warrants	1,541,509	(438,277)	(14,099)	(1,441,546)
	(6,659,426)	(1,139,666)	(1,490,675)	(2,752,717)
Change in working capital
Restricted cash	(3,539,092)	-	(7,127,503)	-
Accounts receivable	4,534,450	561,638	(1,349,579)	10,627
Refundable tax credits	(77,336)	(53,682)	(2,514)	131,449
Prepaid expenses	1,061,779	(62,988)	1,007,259	(1,026)
Accounts payable	(152,833)	223,966	834,080	5,941
Accrued liabilities	4,430,065	76,101	4,043,171	(905,378)
Accrued interest liabilities	1,112,781	-	5,829,875	238,797
Deferred income	(175,868)	-	175,867	-
Income taxes receivable	(10,539)	76,951	(10,539)	76,951
	523,981	(317,680)	1,909,442	(3,195,356)

Investing Activities
Deposits	76,907	-	(793,416)	(1,780,250)
Restricted cash	(4,710,468)	7,291,489	18,040,095	72,896,188
Power project development and construction costs	(1,198,908)	(43,568,064)	(22,381,162)	(138,215,264)
Property and equipment	(2,047)	(76,512)	(8,379,733)	(152,160)
	(5,834,516)	(36,353,087)	(13,514,216)	(67,251,486)

Financing Activities
Shares and warrants issued for cash, net of issuance costs	3,963,171	155,434	6,936,739	5,337,796
Subscription receivable	-	-	67,063	-
Restricted cash	(5,255,884)	(974,230)	(5,255,884)	(974,230)
Loan drawdowns	-	37,242,492	3,986,924	65,608,243
Loan repayments	(71,734,003)	-	(72,318,904)	-
Cash grant receipt (Note 16)	78,334,713	-	78,334,713	-
	5,307,997	36,423,696	11,750,651	69,971,809

Effect of exchange rate changes	(7,618)	(8,794)	(7,686)	35,828

Net increase (decrease) in cash	(10,156)	(255,865)	138,191	(439,205)
Cash position, beginning of the period	577,930	936,026	429,583	1,119,366
Cash position, end of the period	567,774	680,161	567,774	680,161

Supplemental cash flow information
Interest paid in cash	4,124,170	1,799	7,612,654	5,296
Interest income received	2,465	2,952	8,068	8,573

See accompanying notes to the condensed interim consolidated financial statements.	Page 3

Western Wind Energy Corp.
Condensed interim consolidated statements of shareholders' equity, comprehensive income and warrants
Three months ended September 30, 2012
(U.S. dollars)
(Unaudited)

				Accumulated
				other			Total
		Common shares	Additional	comprehensive	Accumulated	Comprehensive	shareholders'		Warrants
	Number	Amount	paid in capital	loss	Deficit	income	equity	Number	Amount
		$	$	$	$		$		$

Balance at June 30, 2012	62,731,056	61,537,457	11,675,102	(2,867,828)	(31,433,017)	-	38,911,714	6,537,746	1,492,148
Net earnings for the period	-	-	-	-	8,524,018	8,524,018	8,524,018	-	-
Change in fair value of interest rate swap	-	-	-	(39,606)	-	(39,606)	(39,606)	-	-
Currency translation adjustment	-	-	-	(164,354)	-	(164,354)	(164,354)	-	-
Mark to market gain on Canadian dollar warrants	-	-	-	-	-	-	-	-	2,628,566
Comprehensive income						8,320,058

Common shares isssued in connection with:
Exercise of warrants at $1.00 per share	3,000,000	6,239,938	-	-	-	-	6,239,938	(3,000,000)	(874,722)
Exercise of warrants at $1.25 per share	53,500	113,792	-	-	-	-	113,792	(53,500)	(9,464)
Exercise of warrants at $2.00 per share	60,387	184,701	-	-	-	-	184,701	(60,387)	(10,366)
Common shares isssued in connection with:
Exercise of options at $1.09 per share	1,542,587	3,185,548	(1,489,658)	-	-	-	1,695,890	-	-
Exercise of options at $1.11 per share	73,000	140,183	(58,193)	-	-	-	81,990	-	-
Exercise of options at $1.34 per share	651,969	1,330,778	(444,580)	-	-	-	886,198	-	-
Exercise of options at $1.53 per share	300,000	772,170	(308,065)	-	-	-	464,105	-	-
Exercise of options at $1.54 per share	560,138	1,609,975	(739,923)	-	-	-	870,052	-	-
	6,241,581	13,577,085	(3,040,419)	(203,960)	8,524,018	-	10,536,666	(3,113,887)	(894,552)

Expiry of warrants	-	-	7,771	-	-	-	7,771	(866,302)	(7,771)
Stock-based compensation	-	-	25,336	-	-	-	25,336	-	-
Balance at September 30, 2012	68,972,637	75,114,542	8,667,790	(3,071,788)	(22,908,999)	-	57,801,545	2,557,557	3,218,391

(a) Each unit entitles the unit-holder to one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the warrant-holder to acquire one common share at an exercise price of C$2.00 per share until January 20, 2014 (Note 14).

See accompanying notes to the condensed interim consolidated financial statements.	Page 4

Western Wind Energy Corp.
Condensed interim consolidated statements of shareholders' equity, comprehensive income (loss) and warrants
Nine months ended September 30, 2012 and year ended December 31, 2011
(U.S. dollars)
(Unaudited)

				Accumulated
				other			Total
		Common shares	Additional	comprehensive	Accumulated	Comprehensive	shareholders'		Warrants
	Number	Amount	paid in capital	loss	Deficit	income (loss)	equity	Number	Amount
		$	$	$	$		$		$

Balance at December 31, 2010	55,261,986	47,957,243	11,000,751	(1,011,374)	(28,248,152)	-	29,698,468	8,094,887	6,424,087
Net loss for the period	-	-	-	-	(4,915,478)	(4,915,478)	(4,915,478)	-	-
Change in fair value of interest rate swap	-	-	-	(1,558,793)	-	(1,558,793)	(1,558,793)	-	-
Currency translation adjustment	-	-	-	(25,070)	-	(25,070)	(25,070)	-	-
Mark to market gain on Canadian dollar warrants	-	-	-	-	-	-	-	-	544,153
Comprehensive loss						(6,499,341)

Common shares isssued in connection with:
Subscription receivable	-	-	590,087	-	-	-	590,087	-	-
Common shares isssued in connection with:
Exercise of warrants at $0.65 per share	291,099	424,826	-	-	-	-	424,826	(291,099)	(235,612)
Exercise of warrants at $1.00 per share	2,051,267	3,229,046	-	-	-	-	3,229,046	(2,051,267)	(1,105,222)
Exercise of warrant at $1.15 per share	227,251	401,831	-	-	-	-	401,831	(227,251)	(139,311)
Exercise of warrants at $1.25 per share	419,534	875,072		-	-	-	875,072	(419,534)	(137,002)
Exercise of warrants at $1.50 per share	514,400	1,048,173	-	-	-	-	1,048,173	(514,400)	(276,573)
Exercise of warrants at $1.82 per share	69,287	150,388		-	-	-	150,388	(69,287)	(1,465)
Common shares isssued in connection with:
Exercise of options at $1.09 per share	684,949	1,430,676	(668,328)	-	-	-	762,348	-	-
Exercise of options at $1.11 per share	27,000	49,880	(20,707)	-	-	-	29,173	-	-
Exercise of options at $1.23 per share	300,000	641,831	(260,473)	-	-	-	381,358	-	-
Exercise of options at $1.32 per share	365,151	950,746	(455,169)	-	-	-	495,577	-	-
Exercise of options at $1.34 per share	391,023	799,966	(267,248)	-	-	-	532,718	-	-
Exercise of options at $1.54 per share	100,000	306,028	(148,338)	-	-	-	157,690	-	-
	5,440,961	10,308,463	(1,230,176)	(1,583,863)	(4,915,478)	-	9,078,287	(3,572,838)	(1,895,185)

Warrants issued	-	-	-	-	-	-	-	1,269,584	656,736
Expiry of warrants	-	-	65,379	-	-	-	65,379	(107,693)	(65,379)
Stock-based compensation	-	-	1,785,065	-	-	-	1,785,065	-	-
Balance at December 31, 2011	60,702,947	58,265,706	11,621,019	(2,595,237)	(33,163,630)	-	34,127,858	5,683,940	5,664,412
Net earnings for the period	-	-	-	-	10,254,631	10,254,631	10,254,631	-	-
Change in fair value of interest rate swap	-	-	-	(335,053)	-	(335,053)	(335,053)	-	-
Currency translation adjustment	-	-	-	(141,498)	-	(141,498)	(141,498)	-	-
Mark to market gain on Canadian dollar warrants	-	-	-	-	-	-	-	-	(2,048,395)
Comprehensive income						9,778,080

Common shares isssued in connection with the
Private placement of 1,550,000 shares at C$2.00 per unit, net of issuance costs of $230,628, warrants of $452,082 and finder's warrants of $63,291 (a)	1,550,000	2,310,596	-	-	-	-	2,310,596	775,000	452,082
Finder's warrants issued	-	-	-	-	-	-	-	108,500	63,291
Common shares isssued in connection with the
Subscription receivable	61,415	125,243	(58,180)	-	-	-	67,063	-	-
Stock-based payments	300,000	601,022	(590,087)	-	-	-	10,935	-	-
Common shares isssued in connection with the
Exercise of warrants at $1.00 per share	3,000,000	6,239,938	-	-	-	-	6,239,938	(3,000,000)	(874,722)
Exercise of warrants at $1.25 per share	53,500	113,792		-	-	-	113,792	(53,500)	(9,464)
Exercise of warrants at $1.82 per share	29,694	56,672	-	-	-	-	56,672	(29,694)	(10,676)
Exercise of warrants at $2.00 per share	60,387	184,701		-	-	-	184,701	(60,387)	(10,366)
Common shares isssued in connection with the
Exercise of options at $1.09 per share	1,629,587	3,363,766	(1,573,385)	-	-	-	1,790,381	-	-
Exercise of options at $1.11 per share	73,000	140,183	(58,193)	-	-	-	81,990	-	-
Exercise of options at $1.34 per share	651,969	1,330,778	(444,580)	-	-	-	886,198	-	-
Exercise of options at $1.53 per share	300,000	772,170	(308,065)	-	-	-	464,105	-	-
Exercise of options at $1.54 per share	560,138	1,609,975	(739,923)	-	-	-	870,052	-	-
	8,269,690	16,848,836	(3,772,413)	(476,551)	10,254,631	-	13,076,423	(2,260,081)	(389,855)

Expiry of warrants	-	-	7,771	-	-	-	7,771	(866,302)	(7,771)
Stock-based compensation	-	-	811,413	-	-	-	811,413	-	-
Balance at September 30, 2012	68,972,637	75,114,542	8,667,790	(3,071,788)	(22,908,999)	-	57,801,545	2,557,557	3,218,391

(a) Each unit entitles the unit-holder to one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the warrant-holder to acquire one common share at an exercise price of C$2.00 per share until January 20, 2014 (Note 14).

See accompanying notes to the condensed interim consolidated financial statements.	Page 5

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

1.	Nature of business

Western Wind Energy Corp. (the “Company”), together with its subsidiaries (collectively referred to as “Western Wind”), is in the business of developing and operating wind and solar energy projects, principally on properties either owned or leased by the Company in California, Arizona and Puerto Rico.

Western Wind Energy is a vertically integrated renewable energy development and production company that owns 165MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns development assets for both solar and wind energy in the U.S.. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California.

2.	Significant accounting policies

These condensed interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All information is stated in U.S. dollars unless otherwise noted.

These condensed interim consolidated financial statements do not contain all the information required by U.S. GAAP for annual financial statements and therefore should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2011. These condensed interim consolidated financial statements have been prepared on the going concern basis, that the Company will continue operating for the foreseeable future, and that its assets and liabilities are accounted for on the basis of continued use.

These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the most recently filed audited annual financial statements, except as noted below, which are the result of transactions which took effect in the nine month period ending September 30, 2012:

(a)	Inventory

Inventory consists of spare parts funded by the Company for a two year period under the terms of the Kingman turbine supply agreement (“TSA”), and a five year period under the terms of the Windstar TSA. At the end of the respective two and five year term, the spare parts will be replenished at the cost of the vendor.

(b)	Deferred income

Deferred income represents proceeds received from the Department of the Treasury, under the U.S. Federal Government’s cash grant program to encourage renewable energy development. The Company will recognize the deferred income balances of each eligible project into income over the life of the respective project.

Deferred income is also comprised of annual proceeds received from a wake impact agreement for the Windstar generating facility (Note 16). The Company will recognize the deferred income balance into other income on a calendar basis.

(c)	Property and equipment

Depreciable assets are recorded at cost less accumulated amortization. Amortization of these assets is based on the cost of the assets less estimated salvage values. All property and equipment are classified as assets held for use as at September 30, 2012.

Land is recorded at cost plus site investigation, legal and title insurance costs. Other generating facilities include electrical infrastructure, buildings, asset retirement obligation and roads. Meteorological towers include wind equipment used for wind assessments during the development stage and monitoring long term wind speeds.

Amortization is on a straight line basis over the following estimated useful lives:

Wind turbines and towers	8 to 25 years
Solar panels and facilities	25 years
Other generating facilities	8 to 25 years
Meteorological towers	5 to 25 years
Furniture and equipment	5 years
Automotive	4 to 5 years

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

2.	Significant accounting policies (continued)

	(d)	New accounting pronouncements effective in the current period

		i.	Accounting for Fair Value Measurement

On May 12, 2011, FASB amended authoritative accounting guidance regarding fair value measurement and disclosure requirements. The amendment prohibits the application of block discounts for all fair value measurements, permits the fair value of certain financial instruments to be measured on the basis of the net risk exposure and allows the application of premiums or discounts to the extent consistent with the applicable unit of account. The amendment clarifies that the highest-and-best use and valuation-premise concepts are not relevant to financial instruments. Expanded disclosures are required under the amendment, including quantitative information about significant unobservable inputs used for Level 3 measurements, a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in unobservable inputs disclosed, a discussion of the Level 3 valuation processes, any transfers between Levels 1 and 2 and the classification of items whose fair value is not recorded but is disclosed in the notes. The amendment is effective prospectively during interim and annual periods beginning after December 15, 2011 (January 1, 2012 for the Company). The adoption of this amendment did not have a material effect on the Company's financial statements.

ii.	Presentation of Comprehensive Income

On June 16, 2011, FASB issued new accounting guidance that revises the manner in which entities present comprehensive income in their financial statements. The new guidance requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The new guidance does not change the items that must be reported in other comprehensive income and does not affect the calculation or reporting of earnings per share. The amendment is applicable retrospectively effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (January 1, 2012 for the Company). However, on December 23, 2011, the FASB issued new guidance that postpones indefinitely the application of certain provisions of the guidance issued in June 2011. The requirement to present reclassification adjustments out of accumulated other comprehensive income by component will be further deliberated by the FASB. The adoption of this amendment did not have a material effect on the Company's financial statements.

3.	Restricted cash

	September 30,	December 31,
	2012	2011
	$	$

Restricted term deposits (i)	12,000,000	12,000,000
Restricted use funds from operations - Kingman (ii)	99,942	382,426
Restricted use funds from operations - Windstar (ii)	7,409,987	-
Operations and maintenance reserve - Kingman (iii)	257,730	257,730
Debt service reserves (iv)	16,765,408	10,044,143
Construction escrow account - Windstar (v)	-	24,226,678
Restricted credit card - term deposit (vi)	111,823	104,698
Vendor arbitration account - Windstar (vii)	4,710,468	-
	41,355,358	47,015,675
Less: Current (ii) (iv)	(12,220,397)	(21,152,225)
Restricted cash, non-current	29,134,961	25,863,450

i.

The Company secured a development bond of $2,400,000 in 2010, and a performance bond of $9,600,000 in 2011, with Southern California Edison (“SCE”) as required by the related Windstar power purchase agreement (“PPA”). The combined bonds of $12,000,000 will remain with SCE, as performance collateral, for the 20 year term of the PPA, and shall be returned to the Company upon performance completion.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

3.	Restricted cash (continued)

ii.

On September 30, 2012, the Company had a restricted use funds balance of $99,942 and $7,409,987, from the Kingman and Windstar projects’ net cash flows from operations. These funds are restricted use funds reserved for working capital requirements and distributions, in accordance with the respective annual operating budget and credit agreement.

iii.	On December 31, 2011, the Company funded the Kingman project operations and maintenance reserve account with an amount of $257,730, as required by the Kingman credit agreement.

iv.

On January 18, 2011 and April 30, 2012, the Company transferred a total of $9,213,950 and $1,473,138 from the Windstar construction escrow account to the debt service reserve account for the entirety of the Windstar senior secured notes term (Note 12 (a)). On July 16, 2012, the Company transferred an additional $5,248,127, upon receipt of the Windstar cash grant proceeds, to the debt service reserve account for the entirety of the Windstar senior secured notes term (Note 12 (a)). On December 31, 2011, the Company funded the Kingman debt service reserve with an amount of $830,193, as required by the Kingman credit agreement.

v.

On December 9, 2010, the Company entered into a $204,459,000 Senior Secured Note Purchase Agreement with various institutional lenders (Note 12). In accordance with the agreement, the full $204,459,000 has been drawn from the lenders, and an additional $4,781,795 in cash equity was provided by the Company. As of September 30, 2012, the full $209,240,795 had been paid out and used strictly for Windstar project costs (Note 12 (a)).

vi.	As of September 30, 2012, C$110,000 (December 31, 2011 - C$100,000) is held on deposit to secure corporate credit cards.

vii.

On July 9, 2012, the Company was awarded a tax free cash grant, totaling $78,334,713, under the US internal Revenue Code Section 1603 in connection with its 120MW Windstar project. The funds were subsequently received on July 16, 2012, and $4,710,468 was set aside for the ongoing arbitration between the Company and its deferred financing vendor (Note 23). The outcome of this arbitration is not presently determinable.

4.	Prepaid expenses

	September 30,	December 31,
	2012	2011
	$	$

Prepaid operations and maintenance fees (i)	3,688,462	5,280,000
Prepaid transmission fees (ii)	1,857,351	-
Other	462,063	1,968,572
	6,007,876	7,248,572
Less: Current	(3,305,604)	(4,388,572)
	2,702,272	2,860,000

(i)

Pursuant to the terms of the Windstar TSA, the Company prepaid the first two years of operations and maintenance services. Effective March 12, 2012, Windstar was fully commissioned and commercially operational, and the first year of prepaid operations and maintenance services commenced.

(ii)

Pursuant to the terms of the Windstar point-to-point transmission service agreement, the Company prepaid its first initial payment of $2,000,000 in the second quarter of 2012 and will make its second payment of $2,500,000 on the tenth anniversary date (Note 18).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

5.	Deposits

			September 30, 2012
	Opening Initial	Deposits	Costs	Remaining
	deposits	(Refunds)	incurred	deposits
	$		$	$

RMT (i)	89,587	-	(89,587)	-
SDG&E (ii)	-	491,054	(7,914)	483,140
SCE (iii)	680,000	(537,686)	(42,314)	100,000
M&A Advisory (iv)	-	355,800	-	355,800
Mesa Reclamation (v)	-	171,228	-	171,228
Other	65,817	737,619	(386,435)	417,001
	835,404	1,218,015	(526,250)	1,527,169
Less: Current (iii) (iv) (Other)				(752,470)
Deposits, non-current				774,699

			December 31, 2011
	Initial	Deposits	Costs	Remaining
	deposits	made	incurred	deposits
	$		$	$

RMT (i)	13,890,773	-	(13,801,186)	89,587
Gamesa	66,524,759	-	(66,524,759)	-
SCE (iii)	1,281,250	580,000	(1,181,250)	680,000
Other	615,707	155,749	(705,639)	65,817
	82,312,489	735,749	(82,212,834)	835,404
Less: Current				(89,587)
Deposits, non-current				745,817

i.

In December 2010, the Company entered into two Engineering, Procurement and Construction Agreements (“EPC’s”) with RMT, Inc. (“RMT”) for a total of $53 million. Effective March 12, 2012, Windstar was fully commissioned and commercially operational, and the remaining deposit was utilised.

ii.

On March 26, 2012, the Company made a $483,140 delivery term security deposit with SDG&E, as performance assurance for the term of the PPA, up to expiration on December 31, 2013. Any unused portion of the deposit shall be returned upon early termination, or upon expiration of the agreement.

iii.

The Company has a $100,000 large generator interconnection agreement deposit with SCE. $485,000 of the original $500,000 interconnection study deposit was refunded by SCE during the quarter ended September 30, 2012.

iv.	During the three months ended September 30, 2012, two M&A advisory firms were engaged to facilitate the Company’s sales process, accordingly retainers totaling $355,800 were made.

v.

The Company is required to make a $684,911 reclamation bond deposit (Note 18), in four equal installments, with the Bureau of Land Management in Riverside, California, for its Mesa generating facility. The first of four equal installments of $171,228 was made on August 27, 2012. The bond will be refunded after expiration of the Mesa PPA, and upon completion of site and land reclamation.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

6.	Deferred charges

	September 30,	December 31,
	2012	2011
	$	$

Windstar senior secured notes	-	347,147
Windstar bridge financing	-	346,116
Corporate bridge financing	26,521	191,323
	26,521	884,586

Windstar senior secured notes

The Company deferred $6,645,380 in finance fees directly related to the Windstar senior secured notes (Note 12(a)). As of March 12, 2012, the full amount had been amortized and capitalized to power project development and under construction costs, and was subsequently transferred to property and equipment (Note 8).

Windstar bridge financing

The Company deferred $6,625,650 in finance fees directly related to the Windstar bridge financing (Note 12(b)). As of March 12, 2012, the full amount had been amortized and capitalized to power project development and under construction costs, and was subsequently transferred to property and equipment (Note 8).

Corporate bridge financing

The Company deferred $220,000 in finance fees on its November 14, 2011, $2,000,000 corporate promissory note (Note 12(c)). As at September 30, 2012, $193,479 (December 31, 2011 - $28,677) of the finance fees had been amortized.

7.	Power project development and construction costs

		Windstar	Mesa Wind	Yabucoa
		120 MW	50 MW	30 MW	Total
		$	$	$	$

December 31, 2011		258,906,794	554,816	15,640,417	275,102,027
Additions (deductions)		10,096,243	(24,558)	5,579,036	15,650,721
Transfers to intangible assets		(659,152)	-	-	(659,152)
Transfers to inventory		(1,237,691)	-	-	(1,237,691)
Transfers to property and equipment		(267,106,194)	-	-	(267,106,194)
September 30, 2012		-	530,258	21,219,453	21,749,711

	Kingman	Windstar	Mesa Wind	Yabucoa
	10.5 MW	120 MW	50 MW	30 MW	Total
	$	$	$	$	$

December 31, 2010	1,021,076	10,339,885	470,310	434,258	12,265,529
Additions	29,973,266	248,566,909	84,506	15,206,159	293,830,840
Transfers to property and equipment	(30,994,342)	-	-	-	(30,994,342)
December 31, 2011	-	258,906,794	554,816	15,640,417	275,102,027

Effective March 12, 2012, the Windstar 120MW wind energy project became commercially operational. All power project and development and under construction costs were transferred to inventory, property and equipment (Note 8) and commenced amortization.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

8.	Property and equipment

			September 30, 2012
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	9,650,656	-	9,650,656
Wind turbines and towers	256,999,302	(12,830,115)	244,169,187
Other generating facilities	54,159,256	(2,833,343)	51,325,913
Solar panels and facilities	2,587,257	(118,713)	2,468,544
Meteorological towers	1,093,443	(332,526)	760,917
Furniture and equipment	269,613	(208,566)	61,047
Automotive (Note 12(g) and (h))	457,665	(372,025)	85,640
	325,217,192	(16,695,288)	308,521,904

			December 31, 2011
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	9,650,656	-	9,650,656
Wind turbines and towers	30,883,331	(6,917,637)	23,965,694
Other generating facilities	12,273,323	(1,517,871)	10,755,451
Solar panels and facilities	2,587,257	(34,606)	2,552,651
Meteorological towers	583,493	(285,791)	297,703
Furniture and equipment	252,247	(182,351)	69,896
Automotive (Note 12(g) and (h))	456,182	(319,877)	136,305
	56,686,489	(9,258,133)	47,428,356

Total amortization for the three and nine months ended September 30, 2012 was $3,113,548 (2011 - $267,871) and $7,437,155 (2011 - $729,205).

9.	Goodwill and intangible assets

			September 30, 2012
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Power purchase agreements	147,561	(59,821)	87,740
Interconnection agreement	690,520	(22,742)	667,778
Operations and maintenance agreement	46,584	(1,290)	45,294
Land right-of-way	368,826	(188,873)	179,953
Intangible assets	1,253,491	(272,726)	980,765
Goodwill	3,694,998	-	3,694,998
	4,948,489	(272,726)	4,675,763

			December 31, 2011
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Power purchase agreements	69,907	(58,432)	11,475
Interconnection agreement	155,606	(2,096)	153,510
Land right-of-way	368,826	(183,494)	185,332
Intangible assets	594,339	(244,022)	350,317
Goodwill	3,694,998	-	3,694,998
	4,289,337	(244,022)	4,045,315

Total amortization for the three and nine months ended September 30, 2012 was $13,169 (2011 - $2,813) and $28,704 (2011 - $8,126).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

10.	Accrued liabilities

	September 30,	December 31,
	2012	2011
	$	$

Construction in progress	599,219	4,320,775
Non-equity incentive plan compensation	688,849	1,756,155
Change-in-control (note 17(i))	1,306,800	-
Property taxes	740,763	-
Other	286,641	829,970
	3,622,272	6,906,900

11.	Accrued interest liabilities

	September 30,	December 31,
	2012	2011
	$	$

Corporate bridge financing (Note 12(c))	3,469,459	1,390,672
Windstar senior secured notes (Note 12(b))	2,587,308	-
Yabucoa - REC promissory note (Note 12(f))	489,417	2,961
Kingman credit agreement (Note 12(d))	-	15,302
	6,546,184	1,408,935

12.	Loans payable

	September 30,	December 31,
	2012	2011
	$	$

Windstar senior secured notes (a)	202,820,187	204,459,000
Windstar bridge financing (b)	-	51,013,346
Corporate bridge financing (c)	20,203,955	18,867,922
Kingman credit agreement (d)	15,301,013	16,000,000
Deferred financing (e)	1,554,677	15,488,574
REC promissory note (f)	11,006,600	12,006,600
Crane financing contract (g)	22,795	62,242
Vehicle financing (h)	43,680	51,441
	250,952,908	317,949,125
Less: Current	(40,486,916)	(103,160,985)
Loans payable, non-current	210,465,992	214,788,140

(a)	Windstar senior secured notes

The Company entered into a $204,459,000 Senior Secured Note Purchase Agreement with various institutional lenders to finance the Windstar project. Term conversion occurred on April 30, 2012. In accordance with the Note Purchase Agreement, all Series A, B and C notes were exchanged for Series D notes, with interest payable quarterly at a rate of 7.19% per annum. The maturity date of these Series D notes is 20 years from the conversion date. Repayments of interest and principal commenced on July 31, 2012.

The funds from the notes were solely for project costs related to the Windstar project and were held in a restricted construction escrow account (Note 3).

The notes are secured by a first lien on all the project assets including restricted cash amounts.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

12.	Loans payable (continued)

	(b)	Windstar bridge financing

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to $55,000,000 in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. As of June 30, 2012, Rabobank had funded $55,000,000 of the LC (December 31, 2011 - $51,013,346). The proceeds of the letter of credit were used to pay specified costs for the Windstar project. The loan matured upon receipt of the Windstar cash grant from the U.S. Department of Energy.

On July 16, 2012, upon receipt of the Windstar cash grant proceeds of $78,334,713, the Rabobank bridge financing of $55,000,000 was repaid in full, extinguishing all terms under that financing agreement.

	(c)	Corporate bridge financing

On January 15, 2012, the Company renewed two of its corporate loan agreements, originally entered into on January 15, 2010. The $2,930,550 loan bears interest at 20% per annum, and the $778,287 loan bears interest at 25% per annum. Both loans mature on January 15, 2013. Subsequent to September 30, 2012, the $778,287 loan, including interest, was repaid (Note 22).

In December 2011, the Company renewed two corporate loan agreements, including outstanding bonuses and interest, which mature in December 2012. The $6,634,233 loan bears interest at 20% per annum, and the $5,070,840 loan bears interest at 25% per annum. Subsequent to September 30, 2012, a partial payment of $4,373,498 was made against the $5,070,840 loan (Note 22).

On November 14, 2011, the Company signed a corporate promissory note agreement with an institutional investor for $2,000,000. The note carries a $220,000 upfront fee payable at maturity. The full amount bears interest at 12% per annum, compounded monthly, and matures on November 13, 2012. Subsequent to September 30, 2012, the promissory note, including interest, was repaid (Note 22).

The Company originally entered into a corporate loan agreement on June 30, 2010, the loan including outstanding interest has been renewed, including outstanding interest and bonus. The $2,764,395 loan bears interest at 25% per annum, and matures on August 31, 2012. Subsequent to September 30, 2012, the $2,764,395 loan, including interest, was repaid (Note 22).

All corporate loan agreements allow for early repayment by the Company, without premium or penalty.

	(d)	Kingman credit agreement

On December 20, 2010, the Company signed a credit agreement with Keybank National Association (“Keybank”). Under the agreement, Keybank provided the Company with a Construction Loan facility of up to $16,000,000. The proceeds from the loan are to be used solely to pay construction costs related to the Kingman project. Interest is paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%.

On December 23, 2011, the Construction Loan Facility was converted to a $16,000,000 Term Loan. As of the date of conversion, the applicable margin with respect of the Base Rate and Eurodollar Loans will increase by 0.25% on each three-year anniversary of the conversion date until final maturity date. The maturity date of the Term loan is 7 years from the conversion date and the loan will be amortized over 18 years.

The funds from operations are held in restricted escrow accounts. On a monthly basis, the Company applies for funds to be released from the escrow accounts to pay for specified operations costs and debt service payments. In order to make distributions from these restricted escrow accounts, the Company must, among other requirements, maintain a minimum debt service coverage ratio. Distribution dates are semi-annual on June 30 and December 31. As at June 30, 2012, the Company was in compliance with its Kingman credit agreement covenants and made its first distribution of $300,000.

The loans are secured by a first lien on all of the assets of the Company.

In connection with the Term loan, the Company entered into two consecutive interest rate swap contracts with Keybank that fix the average interest rate for the term loan to 6.78% per annum, commencing on term conversion, and at 6.73% per annum on the latter half, ending July 29, 2029 (Note 13).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

12.	Loans payable (continued)

	(e)	Deferred financing

The Company entered into $15,488,574 of deferred financing with one of its project vendors. The Company had until the earlier of the receipt of the U.S. Department of Energy cash grant or 90 days after the initial operations date to repay the deferred financing balance, at which time the full balance would have begun to accrue interest at 10% per annum, until repaid.

On July 16, 2012, upon receipt of the Windstar cash grant proceeds of $78,334,713, the Company repaid $13,933,897 of the outstanding deferred financing balance, leaving a balance of $1,554,677. A total of $4,710,468 was set aside for the ongoing arbitration between the Company and its deferred financing vendor (Note 23), and for settlement of the remaining deferred financing balance. The outcome of this arbitration is not presently determinable.

	(f)	REC promissory note

On December 29, 2011, the Company signed a promissory note with REC U.S. Holdings, Inc. for $12,006,600. The note bears interest of 3% per annum up to March 31, 2012, 6% per annum up to June 30, 2012, and 7.5% per annum thereafter. On August 15, 2012, September 15, 2012, and November 23, 2012, the Company made three $500,000 partial payments on the outstanding loan, and on November 23, 2012, negotiated principal repayments $7 million by December 15, 2012, and the remaining balance plus interest due by the earlier of Yabucoa financial close or March 31, 2013. The interest rate on the loan increased to 8.5% effective July 1, 2012.

On December 29, 2011, the Company entered into a module supply agreement with REC Solar U.S., LLC for the purchase of solar modules totaling 42MW for use in construction of the Company’s Yabucoa, Puerto Rico solar project. The full amount of the promissory note was used to purchase an initial 12MW of solar modules.

	(g)	Crane financing contract

The Wells Fargo Equipment Finance contract balance of $22,795 as at September 30, 2012 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

	(h)	Vehicle financing

The Company financed the purchase of a vehicle, the contract balance was $43,680 as at September 30,2012 and is secured by the vehicle and is repayable in 48 blended monthly payments of $1,297 commencing on October 15, 2011, with interest at a rate of 5.49% per annum.

	(i)	Loan payable

Principal payments due in the next five years are as follows:

$

2012	31,533,056
2013	11,073,354
2014	8,332,379
2015	7,969,751
2016	8,481,764
Thereafter	183,562,604
250,952,908

13.	Interest rate swap contracts

While the fair value of the interest rate swap contracts continue to be recognized on the balance sheet at each period end, the changes in the fair value of the effective portion of the interest rate swap contracts are recorded from December 21, 2010, and December 16, 2011, onwards in accumulated other comprehensive income until such time as the gain or loss is realized, at which time the gain or loss is reclassified to net loss. The change in the fair value of the ineffective portion of the interest rate swap contracts is recorded in the statements of operations. See also Note 20(d).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

14.	Warrants

Share purchase warrants outstanding as at September 30, 2012:

Number of		Amount	Exercise
warrants (i)		($)	price	Expiry date
			C$
382,241		471,538	1.25	November 30, 2012
25,656		59,948	1.00	November 30, 2012
318,759		394,058	1.25	December 17, 2012
7,788		10,392	1.00	December 17, 2012
1,000,000		1,490,395	1.00	January 31, 2013
775,000	(ii)	745,762	2.00	January 20, 2014
48,113	(ii)	46,298	2.00	January 20, 2014
2,557,557		3,218,391
(i)	Each share purchase Warrant entitles the holder to acquire one common share of the Company upon the payment of the exercise price as indicated.

Warrants granted are exercisable at the holder’s option once any required holding periods expire. There are no conditions whereby the Company would have to settle the warrants in cash.

(ii)

On January 20, 2012, the Company granted 775,000 warrants, exercisable into common shares at any time before January 20, 2014, with an exercise price of C$2.00 per share. The warrants are subject to a hold period which expires on May 21, 2012.

In connection with the Company’s January 20, 2012, non-brokered private placement (Note 15(c)), the Company issued 108,500 share purchase warrants (the "Finder's Warrants"). Each Finder's Warrant entitles the holder to purchase one common share of the Company (the "Finder's Warrant Share") at a price of C$2.00 per share until January 20, 2014. The Finder's Warrants are also subject to a hold period which expired on May 21, 2011.

For the three months ended September 30, 2012, 3,113,887 warrants (2011 - Nil) were exercised at exercise prices ranging from C$1.00 to C$2.00. For the nine months ended September 30, 2012, 3,143,581 warrants were exercised at exercise prices ranging from C$1.00 to C$2.00, compared to warrant exercises of 3,122,551 at prices ranging from C$0.65 to C$1.50 for the nine months ended September 30, 2011.

The fair value of the Company’s warrants as at September 30, 2012, and December 31, 2011, were estimated using the Black-Scholes pricing model using the following weighted average assumptions:

	September 30,	December 31,
	2012	2011

Expected life (in years)	2	2
Risk-free interest rate	1.07%	0.95%
Expected stock volatility	69%	62%
Dividend yield	0%	0%

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

15.	Share capital

	(a)	As at September 30, 2012 and December 31, 2011, the Company had 68,972,637 and 60,702,947 common shares issued and outstanding, respectively.

(b)

750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The conditions for release of these shares are complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. During 2011, 149,998 shares were released and then a further 74,999 shares were released on June 4, 2012, leaving a balance of 224,997 shares held in escrow. The escrow shares are released over a six year basis and will be fully released in December 2013. The release of the escrow shares is subject to the approval of the TSX Venture Exchange.

(c)

On January 20, 2012, the Company closed a non-brokered private placement of 1,550,000 Units at a price of C$2.00 per Unit for gross proceeds of C$3,100,000. Each Unit is comprised of one common share of the Company and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of C$2.00 per share until January 20, 2014.

(d)

The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 13,685,480 common shares representing 20% of the issued and outstanding shares as at the August 24, 2012, annual general meeting.

Each option entitles the holder to acquire one common share at its exercise price. Options vest over 18 months, from the date of grant, and expire five years from the date of grant.

A summary of stock option information as at September 30, 2012, is as follows:

		Weighted
		average
	Number of	exercise
	Shares	price
		C$
Options outstanding at December 31, 2010	7,400,000	1.26
Granted	310,000	1.70
Exercised	(1,868,123)	1.23
Forfeited	(184,849)	1.32
Expired	(100,000)	1.23
Options outstanding at December 31, 2011	5,557,028	1.29
Granted	-	-
Exercised	(3,276,109)	1.26
Forfeited	(175,000)	1.35
Expired	-	-
Options outstanding at September 30, 2012	2,105,919	1.32

		Stock options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining	Number of	Weighted
	Number of	average	contractual	exercisable	average
Range of	stock options	exercise	life	options	exercise
exercise prices	outstanding	price	(years)	outstanding	price
C$		C$			C$

1.09 - 1.11	599,049	1.09	3.22	599,049	1.09
1.34 - 1.50	1,242,008	1.36	1.50	1,217,008	1.36
1.53 - 2.01	264,862	1.67	1.25	227,362	1.62
	2,105,919	1.32	1.96	2,043,419	1.31

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

15.	Share capital (continued)

	(e)	The Company calculated diluted earnings per share based on the following:

	Three months ended		Nine months ended
		September 30,		September 30,
	2012	2011	2012	2011

Net earnings (loss)	$8,524,018	$(1,581,610)	$10,254,631	$(3,214,675)

Basic weighted average number of shares	65,745,516	59,850,396	63,519,756	58,180,213
Effect of dilutive securities:
Options	669,545	-	536,666	-
Warrants	748,919	-	652,725	-
Diluted weighted average number of shares	67,163,980	59,850,396	64,709,148	58,180,213

The following lists the stock options and share purchase warrants excluded from the computation of diluted weighted average number of common shares as they were anti-dilutive:

	Three months ended		Nine months ended
		September 30,		September 30,
	2012	2011	2012	2011

Options	75,000	5,663,013	75,000	5,663,013
Warrants	823,113	6,130,726	823,113	6,130,726
	898,113	11,793,739	898,113	11,793,739

As the Company incurred losses for the three and nine months ended September 30, 2011, the stock options and share purchase warrants as disclosed in this note were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

16.	Deferred income

	September 30,	December 31,
	2012	2011
	$	$

Windstar cash grant (i)	77,519,173	-
Kingman cash grant (ii)	8,849,222	9,198,886
Windstar wake impact agreement (iii)	175,868	-
	86,544,263	9,198,886
Less: Current	(4,558,822)	(466,219)
Deferred income, non-current	81,985,441	8,732,667

i.	On July 16, 2012, proceeds of $78,334,713 for the Windstar Generating Facility cash grant application were received from the U.S. Department of the Treasury.

ii.	On December 24, 2011, proceeds of $9,324,382 for the Kingman Generating Facility cash grant application were received from the U.S. Department of the Treasury.

iii.

On November 12, 2009, the Company executed a wake impact agreement with a neighbouring wind farm in Tehachapi, California. The terms of the agreement call for an annual payment of $703,470, to be paid annually, for the next twenty-five years, subject to continued operations. The third party to the agreement has posted security in the form of a letter of credit to guarantee payment.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

17.	Related party transactions

	(a)	The following expenses were accrued/paid to directors, officers, significant shareholders and the spouse of a director of the Company:

	Three months ended		Nine months ended
		September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$

Directors' fees	22,613	22,971	82,352	69,046
Management fees (i)	3,840,286	350,377	4,454,710	940,068
Bonuses	-	-	-	50,708
Secretarial	9,045	9,188	26,946	27,618
	3,871,944	382,536	4,564,008	1,087,440

(i)	As at September 30, 2012, the Company had accrued Executive change-in-control payments for the Chief Executive Officer of the Company in the amount of $2,983,000, and $683,800 for three other Officers of the Company. As at September 30, 2012, $1,983,000, and $377,000 had been paid out, respectively (note 10). The amounts paid out were reinvested in the Company during the quarter, upon the exercise of options and warrants

(b)	As at September 30, 2012, the Company had an accounts receivable of $Nil (September 30, 2011 - $43,249) from the Chief Executive Officer of the Company.

(c)	As at September 30, 2012, the Company advanced directors fees of $Nil (September 30, 2011 - $7,219).

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

18.	Commitments

	Total	2012	2013	2014	2015	2016	Thereafter (1)
	$	$	$	$	$	$	$

Right of way agreement	764,246	31,547	145,355	145,930	146,522	147,132	147,761
Office leases	719,919	42,726	162,406	156,870	164,507	165,780	27,630
Management contract	113,796	113,796	-	-	-	-	-
Operations and maintenance agreement	10,749,650	28,350	325,050	2,476,250	2,640,000	2,640,000	2,640,000
Interconnection agreement	2,500,000	-	-	-	-	-	2,500,000
Dark fiber lease	46,984	7,355	7,539	7,728	7,921	8,119	8,322
Decommission funding	891,114	148,519	148,519	148,519	148,519	148,519	148,519
Land lease	803,436	121,406	171,406	146,406	121,406	121,406	121,406
Vehicle leases	142,761	16,365	65,460	58,463	2,472	-	-
Mesa reclamation deposit (i)	513,684	171,228	342,456	-	-	-	-
	17,245,590	681,292	1,368,191	3,140,166	3,231,347	3,230,956	5,593,638
(1)Assumes annualized payment.

i.

The Company is required to make a $684,911 reclamation bond deposit, in four equal installments, with the Bureau of Land Management in Riverside, California, for its Mesa generating facility. The first of four equal installments of $171,228 was made on August 27, 2012, while the remaining installments are due on November 26, 2012, February 25, 2013, and May 20, 2013. The bond will be refunded after expiration of the Mesa PPA, and upon completion of site and land reclamation.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

19.	Economic dependence and segmented reporting

The Company’s revenue-producing operations consist of generating wind and solar energy in the States of California and Arizona. The Company’s revenues are derived from two customers in California and a single customer in Arizona. The revenues are based on power purchase agreements signed between the parties. The customers have credit ratings of A-1 and Baa2 by Moody’s, respectively.

The Company is primarily involved in the acquisition and development of wind farms in the U.S. and has determined that its reportable segment is based on the fact that the Company’s projects have the same economic characteristics and represents the manner in which the Company’s chief decision maker views and evaluates the Company’s business. The Company has one reportable segment.

20.	Financial instruments

	(a)	Categories of financial assets and liabilities

All financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Changes in unrealized gains and losses on held-for-trading financial instruments are recognized in the statements of operations. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to the statements of operations when the asset is disposed of or impaired. The other categories of financial instruments are measured at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are recorded to the balance sheet as deferred charges.

The Company has made the following classifications:

  Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

  Accounts receivable, refundable tax credits, prepaid expenses, and deposits are classified as loans and receivables and are initially measured at fair value and subsequent annual revaluations are recorded at amortized cost using the effective interest method;

  Accounts payable, accrued liabilities, accrued interest liabilities and loans payable (including current portion) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest method;

  Warrants are classified as held for trading and are measured at the fair value at each reporting date using the Black-Scholes pricing model; and

  Interest rate swap contracts are currently classified as cash flow hedges and are remeasured at the fair value at each reporting date using valuations obtained from the counterparty, which have been assessed by management as reasonable.

The carrying values of accounts receivable, refundable tax credits, prepaid expenses, deposits, accounts payable, accrued liabilities and accrued interest approximate their fair value at September 30, 2012, and December 31, 2011, due to their short-term nature and management’s expectations that interest rates, if any, approximate current market conditions. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with large utility customers in California and a large utility customer in Arizona. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities (Note 12) are exposed to interest rate risk. The Company mitigates this risk by fixing certain interest rates upon the inception of the debt. The effective and fair value interest rates for loans payable, other than the senior secured notes, are estimated to be the same and for the senior secured notes are substantially the same as at September 30, 2012. Therefore, the carrying value of the loans payable reflects the amortized value.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

20.	Financial instruments (continued)

	(b)	Derivative instruments and hedging activities

The Company uses interest rate swap contracts to manage its exposure to fluctuations in interest rates over the seven year period of the floating rate portion of the long-term debt related to the Kingman project and the following 11 year period of the 18 year amortization period. These contracts are carried at fair value which was determined based on valuations obtained from the counterparty, which have been assessed by management as reasonable.

	(c)	Liquidity risk

Liquidity risk is the risk that the Company may encounter difficulty in meeting its financial obligations as they come due. The Company manages its liquidity risk associated with its financial liabilities through the use of cash flow generated from operations, combined with strategic use of long term debt and the issuance of additional equity, as required to meet the payment requirements of maturing financial liabilities. The one year contractual maturities of the Company’s accounts payable, accrued liabilities, accrued interest liabilities, Windstar bridge financing, corporate bridge financing, deferred financing and the REC promissory note as at September 30, 2012 are listed below. These amounts represent the future undiscounted principal and do not include interest cash flows. Refer to the Company’s loans payable (Note 12) and commitments (Note 18) for other contractual maturities not included in the table below.

Instrument	Total	1 to 3	4 to 6	7 to 12
		months	months	months
Accounts payable	6,033,103	6,033,103	-	-
Accrued liabilities (Note 10)	3,622,272	3,622,272	-	-
Accrued interest liabilities (i)	6,546,184	6,056,766	489,418	-
Deferred financing (ii)	1,554,677	1,554,677	-	-
REC promissory note (iii)	11,006,600	7,500,000	3,506,600	-
Corporate bridge financing (iv)	20,203,955	17,273,405	2,930,550	-
Total	48,966,791	42,040,223	6,926,568	-

i.

Accrued interest liabilities is comprised of interest on the Windstar senior secured notes ($2,415,908), the Deferred vendor financing ($171,399), the REC promissory note ($489,418), and the corporate bridge financing ($3,469,459). The Windstar senior secured notes interest was paid on October 31, 2012, out of Windstar’s restricted cash balance, while the REC promissory note accrued interest is due by the earlier of Yabucoa financial close or March 31, 2013. Subsequent to September 30, 2012, accrued interest of $794,047 on the corporate bridge financing was repaid (Note 22).

ii.

On July 16, 2012, upon receipt of the Windstar cash grant proceeds of $78,334,713, the Company repaid $13,933,897 of the outstanding deferred financing balance, leaving a balance of $1,554,677. A total of $4,710,468 was set aside for the ongoing arbitration between the Company and its deferred financing vendor (Note 23), and for settlement of the remaining deferred financing balance. The outcome of this arbitration is not presently determinable.

iii.

On August 15, 2012, September 15, 2012, and November 23, 2012, the Company made three $500,000 partial payments on the outstanding loan, and on November 23, 2012, negotiated principal repayments $7 million by December 15, 2012, and the remaining balance plus interest due by the earlier of Yabucoa financial close or March 31, 2013.

iv.

The corporate bridge financing is due on maturity dates of November 16, 2012 ($10,639,172), December 9 & 15 2012 ($6,634,233), and January 15, 2013 ($2,930,550). Subsequent to September 30, 2012, a total of $10,136,180 in corporate bridge financing was repaid (Note 22).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

20.	Financial instruments (continued)

	(c)	Liquidity risk (continued)

The ability of the Company to make the aforementioned payment requirements related to maturing financial liabilities in the near term is dependent on the timing of cash flows from operations, funds received from the exercise of warrants, the timing of the release of funds from restricted cash, the successful recovery of additional cash grant funds, settlement of deferred financing vendor arbitration (Note 23), payment by the Windstar project’s customer for lost revenues (Note 23), and obtaining additional construction and term financing (Note 22). The ability to obtain additional financing is dependent on continued access to debt and/or equity markets which may not be available on acceptable terms. In the event that debt or equity capital is not available on acceptable terms, the Company may need to explore other strategic alternatives such as the re-negotiation of existing debt facilities and deferral of development projects.

In accordance with the Windstar and Kingman loan agreements, in order to be eligible to make distributions, the Company must maintain a minimum debt service coverage ratio on each calculation date (Note 21). The Company’s first calculation date being June 30, 2012, and semi-annually thereafter, for Kingman, while the Windstar calculation date commences October 3 1 , 2012, and is calculated quarterly on each of January 31, April 30, July 31 and October 31. On June 30, 2012, the Company was in compliance with its Kingman credit agreement covenants and made its first distribution of $300,000. While on October 31, 2012, the Company was in compliance with its Windstar senior secured notes agreement covenants and made its first distribution of $2,307,622 (Note 22). This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

	(d)	Credit and interest rate risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with large utility customers, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, restricted cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company is exposed to interest rate risk on its variable rate Kingman term loan, however, this risk is fully mitigated through two interest rate swap contracts.

	(e)	Fair value hierarchy

As of September 30, 2012, the undernoted were reported at fair value.

	Level 1	Level 2	Level 3	Total
	$	$	$	$

Cash	567,774	-	-	567,774
Restricted cash	41,355,358	-	-	41,355,358
Interest rate swap contract	-	(2,379,943)	-	(2,379,943)
Warrants	-	(3,218,391)	-	(3,218,391)
	41,923,132	(5,598,334)	-	36,324,798

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

20.	Financial instruments (continued)

	(e)	Fair value hierarchy (continued)

The Company uses two interest rate swap contracts to manage its exposure to fluctuations in interest rates over the seven year period of the floating rate portion of the long-term debt related to the Kingman project and the following 11 year period of the 18 year amortization period. This contract is carried at fair value which was determined based on valuations obtained from the counterparty, which have been assessed by management as reasonable.

The fair value of the Company’s warrants as at September 30, 2012 and December 31, 2011 were estimated using the Black-Scholes pricing model (Note 14).

21.	Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives.

To carry out the Company’s strategic plans and objectives, the Company incorporates subsidiaries that hold long term debt and maintain minimum debt service coverage ratios in accordance with the project financing. The debt service coverage ratio determines the maximum debt sizing for our Windstar and Kingman projects.

In accordance with the Windstar and Kingman loan agreements, in order to be eligible to make distributions, the Company must maintain a minimum debt service coverage ratio on each calculation date. The Company’s first calculation date being June 30, 2012, and semi-annually thereafter, for Kingman, while the Windstar calculation date commences October 2012, and is calculated annually on each of January 31, April 30, July 31 and October 31 (Note 22). As at June 30, 2012, the Company was in compliance with its Kingman credit agreement covenants and made its first distribution of $300,000.

22.	Subsequent events

On October 31, 2012, the Company was in compliance with its Windstar senior secured notes agreement covenants and made its first distribution of $2,307,622.

On November 16, 2012, the Company’s subsidiary Western Wind Energy US Corporation closed a $25,000,000 corporate loan. The corporate loan is structured in two parts, with the first draw of $15,000,000 being available immediately for repayment of the Company’s existing corporate bridge financing, and is secured by a lien on future Windstar cash distributions and an equity interest in its direct borrowing subsidiaries. The term of the loan will be for five (5) years and will bear interest at a base rate of 10.5% per annum plus a variable London Interbank Market rate, which taken altogether including an interest rate hedge, will not exceed a total of 11.5% for the term of the loan. The second commitment of $10,000,000 would be available to partially fund the Company’s equity contribution and/or the REC promissory note to the Yabucoa solar project and to facilitate financial close of project financing, and will be secured by a lien on future Yabucoa cash distributions and an equity interest in its direct borrowing subsidiaries. The Yabucoa commitment under the corporate loan agreement expires May 16, 2013 and a commitment interest rate of 4% is charged on the undrawn amount. As partial consideration for advancing the loan, the Company issued to the Lender an aggregate of 400,000 share purchase warrants (the “Lender’s Warrants”). Each Lender’s Warrant shall entitle the holder to acquire one additional common share in the capital of the Company at a price of $2.50 per share for a period of five (5) years after the date the Lender’s Warrants are issued. In addition, the Company will grant the Lender a security interest in and to certain of its projects and assets as security for the facility. An arrangement fee of 3% of the facility is payable in connection with the transaction, in addition to annual agency fee payments of $50,000.

On November 16, 2012, the Company received $15,000,000 from its first draw on the corporate loan. These proceeds were used to pay the arrangement fee, transactions costs and to repay the following outstanding corporate bridge financing, extinguishing all terms and conditions of the respective agreements (Note 12 (c)); the $778,287 loan was repaid; the $2,220,000 loan was repaid, the $2,764,395 loan was repaid, and a partial payment of $4,373,498 was paid on the $5,070,840 loan.

23.	Contingencies

On April 12, 2012, the Company entered into arbitration with its deferred financing vendor (Note 12(e)) over liquidated damages and change orders. The Company believes any settlement will not have an adverse or material impact on the financial position or liquidity of the Company.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2012
(U.S. dollars)
(Unaudited)

23.	Contingencies (continued)

On October 26, 2012, the Company submitted an invoice to its customer demanding payment for lost revenue due to outages caused by the construction activities of new transmission lines and facilities undertaken by and under the sole control of this customer, and unrelated to any required upgrades or benefits to the Company’s Windstar project. During the time period of March 2012 to September 2012, the Company’s Windstar project was fully operational and available for electricity generation and incurred significant outages caused by this customer. The Company has submitted a claim for $2,033,060 under its renewable power purchase agreement. Although the outcome of this claim is uncertain and no amount has been accrued in these financial statements, the Company believes the outcome will be favourable.